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                                                 File No. 70-____

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                            FORM U-1

                   APPLICATION OR DECLARATION

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                    Monongahela Power Company
                    1310 Fairmont Avenue
                    Fairmont, WV  26554

                    The Potomac Edison Company
                    10435 Downsville Pike
                    Hagerstown, MD  21740-1766

                    West Penn Power Company
                    800 Cabin Hill Drive
                    Greensburg, PA  15601


(Name of company or companies filing this statement and addresses of principal executive offices)


                         Allegheny Energy, Inc.



(Name of top registered holding company parent of each applicant or declarant)

                         Thomas K. Henderson, Esq.
                         Vice President
                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD 21740



(Name and address of agent for service)


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Item No. 1.    Description of Proposed Transaction



     The proposed transactions involve the issuance of notes

by Monongahela Power Company ("Monongahela"), The Potomac

Edison Company ("Potomac Edison"), and West Penn Power

Company ("West Penn") (collectively, the "Companies"),

public utility subsidiaries of Allegheny Energy, Inc., a

registered holding company, to support the contemporaneous

issuance of pollution control revenue bonds by The Greene

County Industrial Authority, Greene County, Pennsylvania

(the "Authority").  The proceeds from the bonds will be used to effect the redemption of presently outstanding pollution

control revenue bonds, all of which are Series A Bonds.  The bonds were issued by the Authority in 1977 in the following

amounts with the following interest rates: (i) $14,435,000

principal amount Pollution Control Revenue Bonds (West Penn

Power Company Hatfield's Ferry Project), 1977 Series A;

6.10%; (ii) $5,500,000 principal amount Pollution Control

Revenue Bonds (The Potomac Edison Company Hatfield's Ferry

Project), 1977 Series A, 6.30%; (iii) $3,560,000 principal

amount Pollution Control Revenue Bonds (Monongahela Power

Company Hatfield's Ferry Project), 1977 Series A, 6.30% ;

(iv) $1,000,000 principal amount Pollution Control Revenue

Bonds (Monongahela Power Company Hatfield's Ferry Project),

1977 Series A, 6.40%; and (v) $3,000,000 principal amount

Pollution Control Revenue Bonds (Monongahela Power Company

Hatfield's Ferry Project), 1977 Series A, 6.40%

(collectively, the "Series A Bonds").  Due to the change in

interest rates since the time that the Series A Bonds were

originally issued, the Authority proposes to refund all

Series A Bonds by issuing one new series of pollution

control revenue bonds for each of the Companies

(collectively, the "Series B Bonds") at a lower interest

rate.  The Companies request authority from the Securities

and Exchange Commission

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 ("Commission") to enter into new

long-term promissory notes insofar as the terms and

conditions of the long-term bonds to be issued by the

Authority affect the payments to be made by the Companies

under the current long-term promissory notes presently

outstanding.  The presently outstanding Series A notes will

be canceled and new notes will be entered into to reflect

the new terms.



          A.   Background



          On February 4, 1977, the Commission authorized

Monongahela, Potomac Edison and West Penn to issue notes in

connection with the tax exempt financing by the Authority of certain air and water pollution control equipment and

facilities at the Companies' Hatfield's Ferry Power Station

located in Greene County, Pennsylvania (Hatfield).  (HCAR

19875.)   Hatfield is jointly owned by Monongahela, Potomac

Edison and West Penn in the following undivided percentages:

Monongahela 27-1/2  %, Potomac Edison 20% and West Penn 52-1/2 %.

The tax exempt financing provided money for the installation of pollution control equipment and facilities at Hatfield.

The pollution control equipment and facilities at Hatfield

(Facilities) included electrostatic precipitators, fly ash

handling facilities, a cooling tower and cooling water

recirculating system, a water treatment system and

associated equipment.  The Facilities have been completed.





          B.   Requested Authorization

          The Authority proposes to issue $24,995,000

aggregate principal amount in three new series of long-term

bonds (each series to be designated as "Series B Bonds",

collectively hereinafter referred to as the "Series B

Bonds"), the proceeds of which will be used to refund the

Authority's Series A Bonds presently outstanding.  The

figure

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 represents $2,500,000 less than the aggregate amount

of Series A Bonds originally issued due to the operation of

a mandatory sinking fund for Monongahela and Potomac Edison.

In February 1996 and February 1997, Monongahela redeemed

$500,000 and $500,000 of the Series A Bonds, respectively.

In February 1996 and February 1997 Potomac Edison redeemed

$700,000 and $800,000 of the Series A Bonds, respectively.

          Monongahela, Potomac Edison and West Penn request

authority through December 31, 2002 to enter into the

proposed transaction and to issue new promissory notes which will be substituted for and replace the promissory notes

presently outstanding.  The presently outstanding notes will be canceled.  The Series B Bonds will be issued under a

supplemental trust indenture with a corporate trustee,

approved by the Companies, and sold at such time, at such

interest rate and for such price as shall be approved by the

Companies.  However, the interest rate for each series of

Series B Bonds will not exceed the interest rate of the

corresponding series of Series A Bonds presently

outstanding.  The timing of the financing will depend upon a subjective determination by the Companies of market

conditions.  The Series B Bonds will mature no later than

the year 2020.



          Each Company will deliver concurrently with the

issuance of the Series B Bonds, its non-negotiable Pollution

Control Note (collectively, the "Notes") corresponding to

such series of Bonds in respect of principal amount,

interest rate and redemption provisions (which may include a special right of the holder to require the redemption or

repurchase of the Bond at stated intervals) and having

installments of principal corresponding to any mandatory

sinking fund payments and stated maturities.  The Notes will be secured by a second lien on the Facilities and certain

other properties, pursuant to a Pollution Control Financing

Agreement dated as of February 1. 1977 between the Authority and the Companies.  There is also a Trust

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Indenture dated as

of February 1, 1977 between the Authority and Mellon Bank,

N.A. as Trustee creating a mortgage and security interest in the Facilities and certain other property (subject to the

lien securing each Company's first mortgage bonds).  Payment on the Notes will be made to the Trustee under supplemental

indentures to be entered into between the Companies and the

Trustee, described below, and shall be applied by the

Trustee to pay the maturing principal and redemption price

of and interest and other costs on the Series B Bonds as the same become due.  Each Company also proposes to pay any

trustees' fees or other expenses incurred by the Authority.



          It is expected that the Authority will engage an

underwriter or underwriters to provide financial advice and

underwrite the sale of the Series B Bonds.  Fees,

commissions and expenses of the underwriters and legal

counsel in connection with the proposed transaction will be

filed by amendment.  The Companies have been informed that

the Authority has legal authority to issue tax exempt

revenue bonds in accordance with the proposed documents and

the Companies understand that legal opinions to that effect

will be delivered to appropriate parties at, or prior to,

the closing date.  The Series B Bonds will be in registered

form and initially will be registered in the name of Cede &

Co., as nominee for The Depository Trust Company, New York,

New York.  The Series B Bonds will bear interest semi-

annually at rates to be determined.  The Series B Bonds will be issued pursuant to supplemental indentures, which will

provide for parameters to be determined.  The supplemental

indentures will also provide that all of the proceeds from

the sale of the Series B Bonds by the Authority must be

applied to the cost of the Facilities, including the cost of refunding the Series A Bonds.





          The Series B Bonds will be secured by the Notes

and will be

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 supported by various covenants of each Company

contained in the original Pollution Control Financing

Agreement dated as of February 1, 1977, copies of which have previously been filed in File No. 70-5946.



          Applicants desire to consummate the proposed

transactions and refund the Series A Bonds to provide the

lowest cost of permanent financing for non-revenue-producing pollution control equipment which the Companies have been

required to install to meet environmental standards.  The

Companies have been advised that the annual interest rate on tax exempt bonds has been approximately 1% to 3% lower than

the interest rate on taxable obligations of comparable

quality, depending upon the type to be sold by the

Authority.



Item No. 2.    Fees, Commissions and Expenses

     The following estimated fees and expenses are expected

to be incurred by the Applicants in connection with each

Company's issuance of Notes and refunds of Series A Bonds:

          Bond Counsel fees and expenses          $60,000
          Commission Counsel fees                   7,500
          Price Waterhouse                         18,000
          Printing expenses                        20,000
          Trustee's fees                      15,000
          Underwriter's Counsel fees and expenses  45,000
          Blue Sky fees                        3,000
          Rating Agency fees                  58,000
          Miscellaneous                        5,000



Item No. 3.    Applicable Statutory Provisions

          The Companies are informed by counsel that the

proposed transactions may be subject to Sections 6(a), 9(a),

10 and 12(c) of the Public Utility Holding Company Act of

1935.



Item No. 4.    Regulatory Approval

               The proposed transactions will be authorized

by the Public Utilities Commission of Ohio, as to

Monongahela's

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 participation; by the Public Utility

Commission of Pennsylvania as to such participation by

West Penn; and by the State Corporation Commission of

Virginia and the Public Service Commission of Maryland

as to Potomac Edison's participation and are exempt

under Rule 52(a).  The Public Service Commission of

West Virginia is not expressly ruling on the issuance

of new pollution control notes.  Therefore, the

Securities and Exchange Commission has jurisdiction

over the participation by Monongahela and Potomac

Edison insofar as West Virginia is concerned.  No

regulatory agency, other than those named, has

jurisdiction over the proposed transactions.



Item No. 5.  Procedure

          It is requested that the Commission's order

granting this Application or Declaration be issued on or

before November 7, 1997.  There should be no recommended

decision by a hearing or other responsible officer of the

Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date.  The

Applicant consents to the Division of Corporate Regulation's assisting in the preparation of the Commission's decision

and order in this matter, unless the Division opposes the

transactions covered by this Application or Declaration.



Item No. 6.    Exhibits and Financial Statements

          (a)  Exhibits

               D-1       Potomac Edison's Application to the
                         Maryland Public Service Commission
                         (to be filed by amendment).

               D-2 Monongahela's Application to the Ohio Public Utility Commission (to be filed by amendment).

               D-3 West Penn's Application to the Pennsylvania Public Utility Commission (to be filed by amendment).

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               D-4       Potomac Edison's Application to the
                         Virginia State Corporation
                         Commission (to be filed by
                         amendment).

               D-5       No-Action Letter of the Public Service
                         Commission of West Virginia
                         regarding Monongahela's and Potomac
                         Edison's Application (to be filed
                         by amendment).

               D-6 Order of the Maryland Public Service Commission (to be filed by amendment).

               D-7       Order of the Ohio Public Utility Commission.

               D-8       Order of the Pennsylvania Public Utility
                         Commission (to be filed by
                         amendment).

               D-9       Order of the Virginia State Corporation
                         Commission (to be filed by
                         amendment).

               F         Opinion of Counsel

               G-1       Monongahela's Financial Data Schedule (actual)

               G-2       Monongahela's Financial Data Schedule (pro forma)

               G-3       Potomac Edison's Financial Data Schedule
                         (actual)

               G-4       Potomac Edison's Financial Data Schedule
                         (pro formal)

               G-5       West Penn's Financial Data Schedule (actual)

               G-6       West Penn's Financial Data Schedule (pro forma)

               G-7       Allegheny Energy, Inc. (actual)

               G-8       Allegheny Energy, Inc. (pro forma)

               H         Form of Notice



          (b)  Financial Statements as of June 30, 1997

               1-A Balance sheets of Monongahela per books and pro forma.

               2-A Balance sheets of Potomac Edison per books and pro forma.

               3-A Balance sheets of West Penn per books and pro forma.

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               4-A       Allegheny Energy, Inc. and subsidiaries
                         consolidated balance sheet, per books and pro forma.

               1-B Statements of income and retained earnings of Monongahela per books and pro forma.

               2-B Statements of income and retained earnings of Potomac Edison per books and pro forma.

               3-B Statements of income and retained earnings of West Penn per books and pro forma.

               4-B       Allegheny Energy, Inc. and subsidiaries
                         consolidated statements of income and retained earnings, per books and pro forma.



Item No. 7.    Information as to Environmental Effects

               (a)  For the reasons set forth in Item 1 above, the

 authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act

 (42 U.S.C. 4232(2)(C)).





          (b)  Not applicable.


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                         SIGNATURE


     Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned companies have

duly caused this statement to be signed on their behalf by

the undersigned thereunto duly authorized.

                              MONONGAHELA POWER COMPANY


                              By  /s/ Robert R. Winter
                                      Robert R. Winter
                                      Vice President, Legal Services


                              THE POTOMAC EDISON COMPANY


                              By  /s/ Robert R. Winter
                                      Robert R. Winter
                                      Vice President, Legal Services


                              WEST PENN POWER COMPANY


                              By  /s/ Robert R. Winter
                                      Robert R. Winter
                                      Vice President, Legal Services



Dated:  October 10, 1997


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